UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 29, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 29, 2015 announcing an appointment to Turkcell’s management.

Istanbul, June 29, 2015

Announcement Regarding the Appointment to Management

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

Mr. Tuğrul Cora, who joined Turkcell in 2010 and currently serves as the Director of Strategic & Major Accounts Management, has been appointed as the Senior Vice President of Corporate Sales Function, effective July 1, 2015.

Tuğrul Cora graduated from the Faculty of Electrical and Electronic Engineering at Middle East Technical University in 1991. He received his MBA from Virginia Polytechnic Institute and State University in 1993. Mr. Cora began his career at Aselsan, later holding various sales and management positions at Digital Equipment Turkey, Compaq Computer and Hewlett-Packard, then serving as the CEO of Millenicom Telecommunications between the years of 2004 and 2010. Having joined our Company in 2010, he served as the Director of Medium Business Management, and subsequently as the Director of Strategic & Major Accounts Management.

For inquiries:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 29, 2015	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 29, 2015	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director